December 7, 2009

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Susan Block Chanda DeLong

Re:	Così, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed November 24, 2009
File No. 333-162233

Ladies and Gentlemen:

On behalf of our client, Cosi, Inc. (“Cosi” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission, dated December 4, 2009 (the “Comment Letter”), with respect to the Company’s above referenced Amendment No. 2 to the Registration Statement on Form S-3 (the “Registration Statement”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.

General

1.
We note your response to our prior comment 1.  Please tell us whether or not you will be filing the amended Rights Agreement or a Form of the Rights Agreements on Form 8-K after completion of the rights offering and amendment of the Rights Agreement.

Response

The Company will file the amendment to the Rights Agreement as an exhibit to a Current Report on Form 8-K upon completion of the rights offering and amendment of the Rights Agreement.

Cover Page of Prospectus

2.	Please revise the second full paragraph to disclose the closing sales price of your common stock on November 13, 2009. Similarly revise throughout your filing.

Response

In response to the Staff’s comment, the Company will file a final prospectus pursuant to Rule 424(b) upon effectiveness of the Registration Statement, which will include revisions to the cover page of the prospectus and the other applicable portions of the prospectus to disclose the closing sales price of the Company’s common stock on November 13, 2009.

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Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:           Mr. James Hyatt, President, Chief Executive Officer and Director
Ms. Vick Baue, Vice President, General Counsel, Chief Legal Officer, Chief
Compliance Officer, Assistant Secretary

Dennis J. Block   Tel  +1 212 504 5555   Fax  +1 212 504 6666    dennis.block@cwt.com